NOVUS ROBOTICS INC.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7
telephone (905) 672-7669

February 7, 2013

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:       Russell Mancuso, Branch Chief
David Burton
Jay Webb
Joseph McCann

Re:          Novus Robotics Inc.
Amendment No. 4 to Form 8-K
Filed December 17, 2012
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed November 16, 2012
File No. 000-53006

To Whom It May Concern:

On behalf of Novus Robotics, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated January 3, 2013 (the “SEC Letter”) regarding the Current Report on form 8-K and the Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2012 (the “Quarterly Report”).

Form 8-K Amended December 17, 2012

Share Exchange Agreement, page 2

1.           Please be advised that in accordance with the five conditions listed in Section 4.A of Staff Legal Bulletin No. 4 (September 16, 1977), the Company is of the position that the shares of stock issued by D&R Technology Inc. ("D&R Technology") to the shareholders of D Mecatronics Inc. ("D Mecatronics") in connection with the spin-off of D&R Technology were required to be registered.

Securities and Exchange Commission
Page Two
February 7, 2013

On approximately November 10, 2011, D Mecatronics spun-off D&R Technology. D&R Technology subsequently issued shares of its restricted common stock to the shareholders of D Mecatronics on a pro-rata basis in accordance with their respective equity holdings in D Mecatronics. The equity percentages regarding the issuance of shares by D&R Technology were 48% to Berardino Paolucci, 24% to Drasko Karanovic and 28% to various shareholders (which shares are currently being held by D Mecatronics on behalf of these shareholders).

The transfer agent for D Mecatronics at the time of the spin-off was Global Sentry Equity Transfer Inc. with an address of 92 Lakeshore Road, East Suite 203, Mississauga, Ontario, Canada L5G 4S2 ("Global Sentry"). At the time of the spin-off, management of D Mecatronics had attempted on several occasions to contact Global Sentry with regards to its shareholder list and records. However, any and all attempts were to no avail.  To date, D Mecatronics has not been able to obtain any of its records, including a shareholders list, from Global Sentry. Management has no knowledge or information as to the whereabouts of Global Sentry or its management nor of the location of its records and shareholders list. This has impeded the issuance of the shares of D&R Technology to the appropriate 28% minority shareholders of D Mecatronics and thus the reason why D Mecatronics is holding the shares in trust for the benefit of its shareholders. The majority shareholders of D Mecatronics and of D&R Technology were Messrs. Berardino Paolucci and Drakso Karanovic. The other minority shareholders represented only approximately 28% of the total shares issued and, thus, management of the Company made a decision to proceed with the Share Exchange Agreement since it would be in the best interests of both the shareholders of the Company, then known as Ecoland International Inc., and the shareholders of D&R Technology. In accordance with the terms and provisions of the Share Exchange Agreement, the Company issued an aggregate of 59,000,000 shares of its restricted common stock to the D&R Shareholders (which consisted of Messrs. Paolucci and Karanovic and D Mecatronics, which is holding the shares for the benefit of the remaining shareholders of D&R Technology) in exchange for 100% of the total issued and outstanding shares of D&R Technology, thus making D&R Technology its wholly-owned subsidiary.

Management is currently attempting to solve the issue regarding its records so that it can proceed with the issuances and registration of the shares on a registration statement.

Securities and Exchange Commission
Page Three
February 7, 2013

2.           Please be advised that management of the Company does not know why it took so long to receive the assignments from the three holders of the convertible promissory notes and settlement agreements, which assignments were part of the agreement regarding the share exchange. However, although the assignments are dated January 2, 2013, the Company received the assignments from prior management on approximately January 19, 2013. All right, title and interest in and to each of the convertible promissory notes and the respective settlement agreements have been assigned to Mr. Berardino Paolucci.  All such disclosure has been included in the relevant sections in the Current Report. Moreover, a Form 4 has been filed on behalf of Mr. Berardino and a Schedule 13D will be filed within the week disclosing the assignments and, thus, increase in Mr. Paolucci's equity holdings in the company. The assignments have been filed as exhibits to the Current Report.

Termination Agreement, page 3

3.           In accordance with the staff's comments, please be advised that the substance of the response regarding prior comment 21 has been included in the Current Report.

Marketing, page 6

4.           In accordance with the staff's comments, please be advised that the numbers in the fifth paragraph has been reconciled to the dollar amount in the purchase orders.

              In accordance with the staff's comments, please be advised that the purchase order with Johnson Controls has been filed as an exhibit to the Current Report.

              Please be advised that the disclosure in the Current Report reflecting that Johnson Controls accounts for 46% of the Company's sales is accurate as of fiscal year 2010. That percentage is much higher in subsequent fiscal years. .

Results of Operations, page 15

5.           Please be advised that after the Company ascertained its approximate revenues for fiscal year ended December 31, 2012, the Company issued a press release on February 6, 2012. The press release is attached to the Current Report as exhibit 99.3.

Beneficial Ownership Chart, page 20

6.           Please be advised that the equity percentages have been revised to include the assignment of the convertible promissory notes and settlement agreement and corresponding issuance of shares upon conversion.

Securities and Exchange Commission
Page  Four
February 7, 2013

7.           Please be advised that Form 3 Initial Statement of Beneficial Equity Ownership statements have been filed on behalf of the officers and directors of the Company and D Mecatronics regarding the issuance of the shares pursuant to the Share Exchange Agreement. Moreover, the Company will indicate on its annual report for fiscal year ended December 31, 2012 that certain individuals failed to file their Section 16 reports, i.e. prior management of the Company.

8.           Please be advised that the disclosure has been added regarding the conversion rights under the convertible notes and settlement agreements.

Executive Officers, page 21

9.           Please be advised that all information in the respective biographies, including Mr. Paolucci's, is accurate.

Certain Relationships and Related Transactions, page 25

10.           In accordance with the staff's comments, please be advised that the disclosure regarding employment salary and compensation has been included.

Description of Capital Stock, page 26

11.           Please be advised that the vote required by the final paragraph of Article Seventh of the Articles of Incorporation was provided in the last amendment.

Capital Stock Issued and Outstanding, page 26

12.           Please be advised that the aggregate amount of $185,600 in debt evidenced by the two remaining convertible promissory notes and the settlement agreements is used as the amount to be converted at $0.005 per share, which results in the issuance of 37,120,000 further shares of common stock to Mr. Paolucci.

Emerging Growth Company, page 34

13.           In accordance with the staff's comments, any implication to the fact that the Company is an emerging growth company has been revised.

Securities and Exchange Commission
Page  Five
February 7, 2013

Exhibits

14.           In accordance with the staff's request, we have requested the Company's edgar agent to file the agreements in their entirety together with signature pages and to not file as graphics or image files.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

15.           Please be advised that management is still working with its accountant regarding the disclosure in the MDA section of the quarterly report.

16.           After receipt of the revisions regarding the MDA section from the Company's accountant, the Company will re-file its quarterly report on form 10-Q in its entirety including current dated certifications.

Forward Looking Statements, page 13

17.           In accordance with the staff's comments, the disclosure in the Quarterly Report will be revised to delete the statutory safe harbor provision.
On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Novus Robotics Inc.

By: /s/ Dino Paolucci
        President/Chief Executive Officer